FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of August 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on August 29, 2016

1. We hereby announce that on August 29, 2016, it was decided to pay a dividend in respect of the Company's shares.

2. The amount of the dividend to be paid is $15,000,000.

3. The balance of the Company's profits as defined in Section 302 of the Israel Companies Law, 1999 following the distribution reported herein, amounts to $0.

4. The approval procedure of the dividend distribution:

On June 5, 2016, the Court decided to approve the distribution which does not satisfy the profit test (as such term is defined in the Companies Law, 1999 ) in the amount of US $15 million . On August 29, 2016, the Board of Directors of the Company decided to approve the said distribution.

This distribution is with the Court's approval in accordance with Section 303 of the Israel Companies Law, 1999: Yes.

5. The record date: September 12, 2016. The Ex-Dividend Date: September 12, 2016. The payment date: September 26, 2016.

6. Payment details:

Dividend in respect of which tax is not withheld outside of Israel.

Eligible security no.	Security name	Dividend amount per share	Dividend amount currency	Payment currency	Exchange rate date for payment	Taxation of individual holders %	Taxation of corporate holders %
749077	Ordinary shares	0.504307	U.S. dollar	NIS	September 26, 2016	25	25

I. The rates of the tax to be withheld from the dividend payment are as follows: from Israeli resident individual holders – 25%, unless authorization of another rate is provided to the Company in advance; from Israeli resident corporate holders – 0%; from non-Israeli resident holders – 25%, subject to double taxation treaties.

II. The currency of the dividend payment to the Company's U.S. shareholders is the U.S. dollar.

Is the dividend amount per security  final: Yes

7. Composition of Dividend Sources (to be completed for a dividend in respect of which no tax was deducted outside of Israel)

Distribution from Securities and financial instruments, except for Reit fund

	% of Dividend	Individuals	Companies	Non-residents
Income subject to Corporate Tax (1)	0	25%	0%	25%
Income sourced outside of Israel (2)	0	25%	25%	25%
Income from "Approved Enterprise"/beneficiaries	0	15%	15%	15%
Income from Ireland "Approved Enterprise"	0	15%	15%	4%
Preferred Income	0	20%	0%	20%
Income from tourist/agricultural "Approved Enterprise" (3)	0	20%	20%	20%
Distribution classified as capital gain	0	25%	25%	0%
Other	0	0	0	0

Explanation:

(1)
Income subject to Corporate Tax – income from distribution of profits or from dividend, sourced from income produced or generated in Israel and received, directly or indirectly, from another company which is subject to Corporate Tax.

(2)
Income sourced outside of Israel is income generated outside of Israel which was not taxed in Israel, and also dividends from outside of Israel, in respect of which no tax was deducted outside of Israel.

(3)	Including income from a tourist beneficiary enterprise

In regard to Section 6 and 7 above, due to the fact that this concerns a distribution which does not comply with the profit test, the Company applied to the tax assessment officer for the grant of his final approval regarding the tax rate to be withheld by the Company. Upon actual receipt of said approval, the Company shall file an immediate report, in which it shall detail the rate of tax to be deducted at source.

8. Number of the Company's dormant securities non-eligible for dividend payment, in respect of which a dividend payment waiver must be provided: 0

9. The dividend distribution's impact on convertible securities: The Company does not have any outstanding convertible securities.

10. Recommendations and decisions of the Board of Directors in connection with the dividend distribution pursuant to section 37(a)(1) of the Israel Securities Law, (Periodic and Immediate  Reports, 1970):

Below are the factors examined by the Board of Directors at the time of taking the distribution decision relating to its compliance with the solvency test:

1.	The Board of Directors were presented with data regarding the financial position of the Company, including, the absence of debt, data regarding the asset balance and liquid balances of the Company, the rate of use of cash, the investment plan of the Company as well as a professional economic opinion that, taking into consideration the current and expected cash liquidity of the Company, the requested distribution and its impact on the Company’s ability to pay its debts and satisfy its existing and future obligations as and when they fall due, there is no reasonable concern that the said distribution will prevent the Company from satisfying its existing and future obligations as and when they fall due .

2.	Following examination of the above information, the Board of Directors decided to approve the distribution based on the following reasons:

a.	The Company, currently, has no obligations towards third parties except for current liabilities in immaterial amounts. Therefore the Company’s Board of Directors believes that the Company has the ability to meet its existing and expected obligations as and when they fall due (solvency test).

b.	In the view of the Board of Directors, the distribution has no impact on the Company’s activities, as currently contemplated.
c.	The requested amount of the distribution is from the Company’s cash balances and in the view of the Company’s Board of Directors, the liquidity position of the Company enables the dividend distribution.
d.	The proposed dividend distribution is a proper and acceptable means to enable the Company's shareholders to share in the Company's profits and its positive operating results.
e.	The distribution was approved by the Court in accordance with Section 303 of the Israeli Companies Law, 1999.

3.	The anticipated data and estimates set forth above constitute forward-looking information, as defined in the Israel Securities Law, 1968, that is based on an analysis of the data detailed above conducted by the Company. These anticipations and estimates may not be realized, in whole or in part, or they may be realized in a materially different manner from that anticipated, due, among other things, to: changes in capital market conditions, changes in venture capital industry conditions, changes in exchange rates and interest rates, political and national security-related changes, regulatory changes; which may affect the operations of the Company and its group companies, conditions of the different markets in which the Company's group companies operate, and liability exposure related to representations made and proceeds held in escrow in the course of exit transactions effected by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  August 29, 2016